EXHIBIT 99

Texon Reports Fourth Quarter Results and First Acquisition

Leicester, England March 11, 1999 - Texon International plc today reported its 1998 year end and fourth quarter results and announced its first major acquisition.

Texon acquired Cornwell Industries Limited on March 10, 1999 for approximately (pound)3 million including assumed debt and finance leases. The net cash payment was (pound)0.8 million and was met from Texon's current bank facilities. Management believes Cornwell Industries is the UK market leader in moulded footwear components and insole assemblies and supplies several major footwear manufacturers including Clarks, FII and Lambert Howarth. Cornwell operates from three facilities in the UK and has approximately 200 employees.

Cornwell had net sales of (pound)10.2 million and generated EBITDA of (pound)0.9 million in 1998.

Texon reported earnings before interest and tax for the twelve months ended December 31, 1998 of (pound)13.6 million compared to (pound)9.6 million for the prior year. Net sales for 1998 fell by (pound)11.5 million or 9.4% to (pound)110.9 million from (pound)122.3 million for the twelve months ended December 31, 1997.

"There is no doubt that we would have liked to report higher sales but in the face of a continuing weak global footwear market we believe our solid results are evidence of the strength of the company world wide. We have reduced costs, improved efficiencies and created new products to strengthen our core business. Furthermore we have now added our first major acquisition - we believe a key element in developing Texon to be the foremost supplier of materials to the global footwear companies," said Peter Selkirk, Chief Executive of Texon International plc.

Texon's operating profit for the fourth quarter was (pound)3.3 million, a decrease of (pound)0.7 million from the same period in 1997. Net sales for the fourth quarter were (pound)26.6 million compared to (pound)30.2 million in the same period in 1997.

For the quarter ended December 31, 1998, net sales fell by (pound)3.9 million or 12.8% from the same period in 1997 at constant exchange rates. This decline was similar across all product lines. In geographical terms net sales declined in Europe by 11%, North America by 5%, South America by 26%, Asia by 3% and Australasia by 13%. Gross profit margin for the quarter was 35.4% compared to 33.6% for the same quarter in 1997 and 34.7% for the first three quarters in 1998. Selling, general and administrative expenses for the quarter were (pound)6.1 million, (pound)0.1 million lower than the same quarter in 1997. The principal reason for the increase in the fourth quarter as compared to the third quarter of 1998 is the sale of the Leicester site at the beginning of October 1998. Therefore Texon must now pay rent whereas previously Texon received rental income resulting in a net difference of (pound)0.5 million. Excluding this item selling, general and administrative costs are approximately 15% less than in 1997.

Net cash flow from operating activities for the year ended December 31, 1998 was (pound)10.l million and for the quarter ended December 31, 1998, (pound)7.2 million. Net cash flow for the quarter was comprised of earnings before interest and taxation of (pound)2.9 million plus depreciation of (pound)0.4 million and a net reduction in working capital of (pound)3.9 million. Capital expenditures in the fourth quarter were (pound)0.7 million.

Texon is the world's largest, in terms of sales, manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line and operates six manufacturing facilities in the U.K., the United States, Germany, Italy and China.

Profit & Loss  Account for the years and quarters ended
December 31, 1998 and 1997
(Unaudited)

                                        Year ended           Year ended         Quarter 4 ended       Quarter 4 ended
                                       December 31,         December 31,         December 31,           December 31,
                                           1998                 1997                 1998                   1997
                                        (pound)'000         (pound)'000           (pound)'000           (pound)'000

Sales                                      110,880             122,343                26,569                30,193
Cost of Sales                             (72,193)            (79,802)              (17,167)              (20,048)
Gross Profit                                38,687              42,541                 9,402                10,145
SG&A Costs                                (25,261)            (27,230)               (6,112)               (6,150)
Operating Profit                            13,426              15,311                 3,290                 3,995
Reorganisation Costs                         (819)               (429)                 (319)                     0
Profit on disposal of Assets                   957                 386                  (43)                   383
Exceptional Items                                0             (5,659)                     0               (5,659)
EBIT                                        13,564               9,609                 2,928               (1,281)
Interest                                   (9,829)            (10,199)               (2,093)               (2,832)
Profit before Tax                            3,735               (590)                   835               (4,113)
Tax                                        (1,303)             (1,492)                 (553)                 (253)
Profit after tax                             2,432             (2,082)                   282               (4,366)
Minority Interest                            (184)               (305)                 (101)                  (99)
Dividend                                   (2,600)                   0                 (650)                     0
Goodwill Amortisation                         (26)                   0                  (26)                     0
Net Income/(Loss)                            (378)             (2,387)                 (495)               (4,465)

Balance Sheet as at December 31, 1998 and 1997
(Unaudited)

                                                           As at                       As at
                                               December 31, 1998           December 31, 1997
                                                     (pound)'000                 (pound)'000

Fixed Assets
  Tangible Assets                                         13,116                     17,098
  Goodwill                                                  672
                                                      ----------                   --------
                                                          13,788                     17,098
Current Assets
  Stocks                                                  15,781                     16,716
  Debtors                                                 19,637                     19,345
  Cash at Bank and in Hand                                   721                      1,156
                                                      ----------                  ---------

                                                          36,139                      37,217
                                                      ----------                  ---------

TOTAL ASSETS                                              49,927                     54,315
                                                      ----------                  ---------
Creditors
  Amounts falling due within one year                    (30,949)                  (114,393)
  Amounts falling due after more than 1 year             (84,477)                      (698)
  Provisions for Liabilities and Charges                  (7,642)                    (6,422)

Capital and Reserves
  Called Up Share Capital                                 (9,120)                       (13)
  Share Premium                                          (46,800)
  Share Capital to be issued                                                        (55,600)

Profit and Loss Account Reserves                         129,539                    124,242
                                                      ----------                   --------

Shareholders' Funds:                                      73,619                     68,629

Minority Equity Interests                                   (478)                    (1,431)
                                                      ----------                  ---------

LIABILITIES & EQUITY                                     (49,927)                   (54,315)
                                                      ==========                  =========

Condensed Consolidated Cash Flow Statement for the Year and
Quarter Ended December 31, 1998
(Unaudited)

                                              Year ended        Quarter 4 ended
                                       December 31, 1998      December 31, 1998
                                             (pound)'000            (pound)'000

Net Cash Flow from Operating
  Activities                                     10,144                  7,215

Returns on Investment & Servicing
of Finance                                      (14,767)                    42

Taxation                                         (1,420)                  (709)

Capital Expenditure & Financial Investment        2,211                  3,356

Acquisitions & Disposals                           (545)                     0
                                                 -------                 -----
Cash (outflow)/inflow before financing           (4,377)                 9,904
                                                 =======                 =====
